Exhibit 99.2

MICHAEL KORS HOLDINGS LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED

DECEMBER 31, 2011 AND JANUARY 1, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and notes thereto included as part of this interim report. This report contains forward-looking statements that are based upon current expectations. We sometimes identify forward-looking statements with such words as “may,” “expect,” “anticipate,” “estimate,” “seek,” “intend,” “believe” or similar words concerning future events. The forward-looking statements contained herein, include, without limitation, statements concerning future revenue sources and concentration, gross profit margins, selling and marketing expenses, capital expenditures, research and development expenses, general and administrative expenses, capital resources, new stores, additional financings or borrowings and additional losses and are subject to risks and uncertainties including, but not limited to, those discussed in this report that could cause actual results to differ materially from the results contemplated by these forward-looking statements. We also urge you to carefully review “Cautionary Note Regarding Forward-looking Statements” and the risk factors set forth under “Risk Factors” in our Registration Statement on Form F-1 filed on December 2, 2011 with the Securities and Exchange Commission.

Overview

Our Business

We are a rapidly growing global luxury lifestyle brand led by a world-class management team and a renowned, award-winning designer. Since launching his namesake brand 30 years ago, Michael Kors has featured distinctive designs, materials and craftsmanship with a jet-set aesthetic that combines stylish elegance and a sporty attitude. Mr. Kors’ vision has taken the Company from its beginnings as an American luxury sportswear house to a global accessories, footwear and apparel company with a presence in 74 countries. As a highly recognized luxury lifestyle brand in North America with accelerating awareness in targeted international markets, we have experienced exceptional sales momentum and have a clear trajectory for significant future growth. Over the years, we have successfully expanded beyond apparel into accessories (including handbags, small leather goods, eyewear, jewelry and watches) and footwear, which together now account for the majority of our wholesale and retail sales. We have also expanded our distribution capabilities beyond wholesale into retail which account for a major portion of our total revenue.

We operate our business in three segments—retail, wholesale and licensing—and we have a strategically controlled global distribution network focused on company-operated retail stores, leading department stores, specialty stores and select licensing partners. As of December 31, 2011, our retail segment included 188 North American retail stores, including concessions, and 43 international retail stores, including concessions, in Europe and Japan. As of December 31, 2011, our wholesale segment included wholesale sales through approximately 1,860 department store and specialty store doors in North America and wholesale sales through approximately 478 department store and specialty store doors internationally. Our remaining revenue is generated through our licensing segment, through which we license to third parties certain production, sales and/or distribution rights. During the first nine months of Fiscal 2012, our licensing segment accounted for approximately 5.2% of our total revenue and consisted primarily of royalties earned on licensed products and our geographic licenses.

We offer two primary collections: the Michael Kors luxury collection and the MICHAEL Michael Kors accessible luxury collection. The Michael Kors collection establishes the aesthetic authority of our entire brand and is carried in many of our retail stores as well as in the finest luxury department stores in the world. In 2004, we introduced the MICHAEL Michael Kors collection, which has a strong focus on accessories, in addition to offering footwear and apparel, and addresses the significant demand opportunity in accessible luxury goods. Taken together, our two collections target a broad customer base while retaining a premium luxury image.

As of February 14, 2012, we had 191,049,948 shares of ordinary shares outstanding.

Certain Factors Affecting Financial Condition and Results of Operations

Broaden Distribution Capabilities Beyond Wholesale into Retail. Over the years, we have successfully broadened our distribution capabilities beyond wholesale into retail, and we believe that this trend will continue as our retail store network grows at a faster rate than wholesale. We believe that retail allows greater control over the shopping environment, merchandise selection and many other aspects of the shopping experience that attracts and retains loyal customers and increases sales.

Costs of Manufacturing. Our industry is subject to volatility in costs related to certain raw materials used in the manufacturing of our products. This volatility applies primarily to costs driven by commodity prices, which can increase or decrease dramatically over a short period of time. These fluctuations may have a material impact on our sales, results of operations and cash flows to the extent they occur. We use commercially reasonable efforts to mitigate these effects by sourcing our products as efficiently as possible. In addition, manufacturing labor costs are also subject to degrees of volatility based on local and global economic conditions. We use commercially reasonable efforts to source from localities that suit our manufacturing standards and result in more favorable labor driven costs to our products.

Demand for Our Accessories and Related Merchandise. Our performance is affected by trends in the luxury goods industry, as well as shifts in demographics and changes in lifestyle preferences. Currently, demand for our products is predicted to grow. According to the Altagamma Studies*, demand for the worldwide luxury goods industry is predicted to grow from approximately $230.1 billion in 2010 to between $299.3 billion and $305.9 billion in 2014. The accessories product category represented 25% of total sales for the worldwide luxury goods industry in 2010 and was the fastest growing product category between 2005 and 2010, growing at a compound annual rate of 9%. We believe that we are well positioned to capitalize on the continued growth of the accessories product category, as it is one of our primary product category focuses.

*	Comprised of: the Luxury Goods Worldwide Market Study, 2011, Luxury Goods Worldwide Market Study Spring 2011 Update, the Luxury Goods Worldwide Market Study, and the Altagamma 2006 Worldwide Markets Monitor (together, the “Altagamma Studies”). These studies were prepared by the Altagamma Foundation in cooperation with Bain & Company and can be obtained free of charge or at a nominal cost by contacting Bain & Company’s media contacts at cheryl.krauss@bain.com or frank.pinto@bain.com. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources.

Segment Information

We generate revenue through three business segments: retail, wholesale and licensing. The following table presents our revenue and income from operations by segment for the three and nine months ended December 31, 2011 and January 1, 2011 (in thousands):

	Three Months Ended		Nine Months Ended
	December 31, 2011	January 1, 2011	December 31, 2011	January 1, 2011

Revenue:
Net sales: Retail	$199,376	$109,067	$454,753	$248,706
Wholesale	154,612	99,757	419,442	282,558
Licensing	19,618	13,628	48,069	32,072

Total Revenue	$373,606	$222,452	$922,264	$563,336

Income from operations:
Retail	$34,711	$27,148	$87,892	$46,487
Wholesale	17,778	10,641	50,523	31,855
Licensing	12,098	7,142	30,426	15,890

Income from operations	$64,587	$44,931	$168,841	$94,232

Retail

From the beginning of Fiscal 2007, when we first undertook our major retail growth initiative, through December 31, 2011, we have leveraged our successful retail store formats by opening a total of 221 new stores. During this time period, we have grown our North American retail presence significantly, increasing our North American store count by 178 stores, as well as increasing our international store count by 43 stores.

The following table presents the growth in our network of retail stores during the three and nine months ended December 31, 2011 and January1, 2011:

	Three Months Ended		Nine Months Ended
	December 31, 2011	January 1, 2011	December 31, 2011	January 1, 2011
Full price retail stores including concessions:
Number of stores	155	105	155	105
Increase during period	23	12	42	42
Percentage increase vs. prior period	47.6%	72.1%	47.6%	72.1%
Total gross square footage	311,783	201,866	311,783	201,866
Average square footage per store	2,012	1,923	2,012	1,923

Outlet stores:
Number of stores	76	51	76	51
Increase during period	5	4	23	8
Percentage increase vs. prior period	49.0%	18.6%	49.0%	18.6%
Total gross square footage	212,504	140,301	212,504	140,301
Average square footage per store	2,796	2,751	2,796	2,751

Wholesale

We sell our products directly to department stores across North America and Europe to accommodate consumers who prefer to shop at major department stores. In addition, we sell to specialty stores for those consumers who enjoy the boutique experience afforded by such stores. We continue to focus our sales efforts and drive sales in existing locations by enhancing presentation, primarily through the creation of more shop-in-shops with our proprietary fixtures that effectively communicate our brand and create a more personalized shopping experience for consumers. We tailor our assortments through wholesale product planning and allocation processes to better match the demands of our department store customers in each local market.

The following table presents the growth in our network of wholesale doors during the three and nine months ended December 31, 2011 and January 1, 2011:

	Three Months Ended		Nine Months Ended
	December 31, 2011	January 1, 2011	December 31, 2011	January 1, 2011
Number of wholesale doors	2,338	1,805	2,338	1,805
Increase/(decrease) during period	(12)	30	306	205

Licensing

We generate revenue through product and geographic licensing arrangements. Our product license agreements allow third parties to use our brand name and trademarks in connection with the manufacturing and sale of a variety of products, including watches, fragrances, eyewear and jewelry. In our product licensing arrangements, we take an active role in the design process, marketing and distribution of products under our brands. Our geographic licensing arrangements allow third parties to use our tradenames in connection with the retail and/or wholesale sales of our branded products in specific geographic regions.

Key Performance Indicators and Statistics

We use a number of key indicators of operating results to evaluate our performance, including the following (dollars in thousands):

	Three Months Ended		Nine Months Ended
	December 31, 2011	January 1, 2011	December 31, 2011	January 1, 2011
Total revenue	$373,606	$222,452	$922,264	$563,336
Gross profit as a percent of total revenue	59.4%	57.0%	57.9%	55.4%
Income from operations	$64,587	$44,931	$168,841	$94,232
Retail net sales- North America	$183,643	$105,474	$418,550	$241,106
Retail net sales- Europe	$12,752	$3,334	$30,004	$7,207
Retail net sales- Japan	$2,981	$259	$6,199	$393
Increase in comparable store net sales- North American	38.0%	60.4%	40.8%	48.4%
Increase in comparable store net sales- Europe	34.4%	0.5%	26.5%	20.0%
Increase in comparable store net sales- Japan *	59.1%	n/a	47.2%	n/a

Wholesale net sales- North America	$140,172	$94,693	$377,283	$267,714
Wholesale net sales- Europe	$14,440	$5,064	$42,159	$14,844

*	Where n/a is used, stores in that region were not open for the requisite comparable period.

General Definitions for Operating Results

Net sales consist of sales from comparable retail stores and non-comparable retail stores, net of returns and markdowns, as well as those made to our wholesale customers, net of returns, discounts, markdowns and allowances.

Comparable store sales include sales from a store that has been opened for one full year after the end of the first month of its operations. All comparable store sales are presented on a 52-week basis.

Royalty revenue from licensing consists of fees charged on sales of licensed products to our licensees as well as contractual royalty rates for the use of our trademarks in certain geographic territories.

Cost of goods sold includes the cost of inventory sold, freight-in on merchandise and foreign currency exchange gains/losses related to forward contracts for purchase commitments.

Gross profit is net sales minus cost of goods sold.

Selling, general and administrative expenses consist of warehousing and distribution costs, rent for our distribution centers, store payroll, store occupancy costs (such as rent, common area maintenance, real estate taxes and utilities), information technology and systems costs, corporate payroll and related benefits, advertising and promotion expense and other general expenses.

Depreciation and amortization includes depreciation and amortization of fixed and definite-lived intangible assets.

Impairment charges consist of charges to write-down both fixed and intangible assets to fair value.

Income from operations consists of gross profit minus total operating expenses.

Interest expense represents interest and fees on our revolving credit facility (“Credit Facility”) and amortization of deferred financing costs.

Foreign currency gain represents unrealized income or loss from the re-measurement of monetary assets and liabilities denominated in currencies other than the functional currencies of our subsidiaries.

Results of Operations

Comparison of the three months ended December 31, 2011 with the three months ended January 1, 2011

The following table details the results of our operations for the three months ended December 31, 2011 and for the three months ended January 1, 2011, and expresses the relationship of certain line items to total revenue as a percentage (dollars in thousands):

	Three Months Ended				% of Total Revenue the three months	% of Total Revenue the three months
	December 31, 2011	January 1, 2011	$ Change	% Change	ended December 31, 2011	ended January 1, 2011

Statement of Operations Data:
Net sales	$353,988	$208,824	$145,164	69.5%
Royalty revenue	19,618	13,628	5,990	44.0%

Total revenue	373,606	222,452	151,154	67.9%
Cost of goods sold	151,701	95,688	56,013	58.5%	40.6%	43.0%

Gross profit	221,905	126,764	95,141	75.1%	59.4%	57.0%
Selling, general and administrative expenses	143,400	75,458	67,942	90.0%	38.4%	33.9%
Depreciation and amortization	10,626	6,375	4,251	66.7%	2.8%	2.9%
Impairment of long-lived assets	3,292	—	3,292		0.9%	0.0%

Total operating expenses	157,318	81,833	75,485	92.2%	42.1%	36.8%

Income from operations	64,587	44,931	19,656	43.7%	17.3%	20.2%
Interest expense, net	452	468	(16)	-3.4%	0.1%	0.2%
Foreign currency gain	(2,191)	(2,421)	230	-9.5%	-0.6%	-1.1%

Income before provision for income taxes	66,326	46,884	19,442	41.5%	17.8%	21.1%
Provision for income taxes	27,295	19,094	8,201	43.0%	7.3%	8.6%

Net income	$39,031	$27,790	$11,241	40.4%

Total Revenue

Total revenue increased $151.2 million, or 67.9%, to $373.6 million for the three months ended December 31, 2011, compared to $222.5 million for the three months ended January 1, 2011. The increase was the result of an increase in our comparable and non-comparable retail store sales and wholesale sales, as well as increases in our royalty revenue.

The following table details revenues for our three business segments (dollars in thousands):

	Three Months Ended				% of Total Revenue for the three months	% of Total Revenue for the three months
	December 31, 2011	January 1, 2011	$ Change	% Change	ended December 31, 2011	ended January 1, 2011
Revenue:
Net sales: Retail	$199,376	$109,067	$90,309	82.8%	53.4%	49.0%
Wholesale	154,612	99,757	54,855	55.0%	41.4%	44.9%
Licensing	19,618	13,628	5,990	44.0%	5.2%	6.1%

Total revenue	$373,606	$222,452	$151,154

Retail

Net sales from our retail stores increased $90.3 million, or 82.8%, to $199.4 million for the three months ended December 31, 2011, compared to $109.1 million for the three months ended January 1, 2011. We operated 231 retail stores, including concessions, as of December 31, 2011, compared to 156 retail stores, including concessions, as of January 1, 2011. During the three months ended December 31, 2011, our comparable store sales growth increased $41.3 million, or 38.0%, from the three months ended January 1,

2011. The growth in our comparable store sales was primarily due to an increase in sales of our accessories line and watches during the three months ended December 31, 2011. In addition, our non-comparable store sales were $49.0 million during the three months ended December 31, 2011, which was primarily the result of opening 75 new stores since January 1, 2011.

Wholesale

Net sales to our wholesale customers increased $54.9 million, or 55.0%, to $154.6 million for the three months ended December 31, 2011, compared to $99.8 million for the three months ended January 1, 2011. The increase in our wholesale net sales occurred primarily as a result of increased sales of our accessories line during the three months ended December 31, 2011, as we continue to enhance our presence in department and specialty stores by converting more doors to shop-in-shops, and working with existing retailers in optimizing our presence in their stores. In addition, our net sales from our European operations increased approximately threefold during the three months ended December 31, 2011 as compared to the three months ended January 1, 2011, due largely to an increase in doors to 478 from 246 in the same period last year.

Licensing

Royalties earned on our licensing agreements increased $6.0 million, or 44.0%, to $19.6 million for the three months ended December 31, 2011, compared to $13.6 million for the three months ended January 1, 2011. The increase in royalties was primarily due to royalties earned on licensing agreements related to sales of watches.

Gross Profit

Gross profit increased $95.1 million, or 75.1%, to $221.9 million during the three months ended December 31, 2011, compared to $126.8 million for the three months ended January 1, 2011. Gross profit as a percentage of total revenue increased to 59.4% during the three months ended December 31, 2011, compared to 57.0% during the three months ended January 1, 2011. The increase in gross profit margin was primarily due to the growth in our retail net sales relative to our overall total revenue growth during the period, as our retail net sales generate higher gross profit margins relative to those of wholesale. In addition, we experienced increases of approximately 370 basis points in gross profit margin from our wholesale segment. The increase in gross profit margin on our wholesale segment largely resulted from the increase in our wholesale European net sales, as a component of total wholesale net sales, which impacted gross profit margin favorably as our European wholesale operations benefited from the revaluation of foreign currency exchange contracts during the three months ended December 31, 2011.

Total Operating Expense

Total operating expenses increased $75.5 million, or 92.2%, to $157.3 million during the three months ended December 31, 2011, compared to $81.8 million for the three months ended January 1, 2011. Total operating expenses increased to 42.1% as a percentage of total revenue for the three months ended December 31, 2011, compared to 36.8% for the three months ended January 1, 2011. The components that comprise total operating expenses are explained below.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $67.9 million, or 90.0%, to $143.4 million during the three months ended December 31, 2011, compared to $75.5 million for the three months ended January 1, 2011. The increase was primarily due to increases in our retail occupancy and salary costs of $31.7 million, increases in corporate employee-related costs of $32.2 million, and an increase in professional fees of approximately $5.2 million related to expenses incurred in our initial public offering (“IPO”). The increase in our retail occupancy and payroll costs was due to operating 231 retail stores versus 156 retail stores in the prior period. The increase in our corporate employee-related costs was due primarily to compensation expense related to equity grants of approximately $20.0 million, as well as to an increase in our corporate staff to accommodate our North American and international growth. The equity compensation expense represents a one-time charge of approximately $15.9 million, for expense related to periods prior to the three months ended December 31, 2011, as no equity compensation expense was recognized previously as an initial public offering had not occurred, as well as a charge for $4.1 million which represents the equity compensation expense related to the three months ended December 31, 2011. Selling, general and administrative expenses as a percentage of total revenue increased to 38.4% during the three months ended December 31, 2011, compared to 33.9% for the three months ended January 1, 2011. The increase as a percentage of total revenue was primarily due to the one-time charge for equity compensation expense and IPO fees recognized during the three months ended December 31, 2011.

Depreciation and Amortization

Depreciation and amortization increased $4.3 million, or 66.7%, to $10.6 million during the three months ended December 31, 2011, compared to $6.4 million for the three months ended January 1, 2011. Increases in depreciation and amortization were primarily due to an increase in the build-out of our new retail locations, new shop-in-shop locations and investments made in our information systems infrastructure to accommodate our growth. Depreciation and amortization decreased to 2.8% as a percentage of total revenue during the three months ended December 31, 2011, compared to 2.9% for the three months ended January 1, 2011.

Impairment on Long-Lived Assets

We recognized an impairment charge of approximately $3.3 million on fixed assets related to two of our retail locations during the three months ended December 31, 2011. There were no impairment charges on long-lived assets during the three months ended January 1, 2011.

Income from Operations

As a result of the foregoing, income from operations increased $19.7 million, or 43.7%, to $64.6 million during the three months ended December 31, 2011, compared to $44.9 million for the three months ended January 1, 2011. Income from operations as a percentage of total revenue decreased to 17.3% during the three months ended December 31, 2011, compared to 20.2% for the three months ended January 1, 2011.

The following table details income from operations for our three business segments (dollars in thousands):

	Three Months Ended				% of Net Sales/ Revenue for the three months	% of Net Sales/ Revenue for the three months
	December 31, 2011	January 1, 2011	$ Change	% Change	ended December 31, 2011	ended January 1, 2011
Income from operations:
Retail	$34,711	$27,148	$7,563	27.9%	17.4%	24.9%
Wholesale	17,778	10,641	7,137	67.1%	11.5%	10.7%
Licensing	12,098	7,142	4,956	69.4%	61.7%	52.4%

Income from operations	$64,587	$44,931	$19,656	43.7%

Retail

Income from operations for our retail segment increased $7.6 million, or 27.9%, to $34.7 million during the three months ended December 31, 2011, compared to $27.1 million for the three months ended January 1, 2011. Income from operations as a percentage of net retail sales for the retail segment decreased approximately 7.5% as a percentage of net retail sales to 17.4% during the three months ended December 31, 2011. The decrease in retail income from operations as a percentage of net sales was due primarily to the equity compensation expense recognized and increases in professional fees incurred during the three months ended December 31, 2011, as discussed above in selling, general and administrative expenses, as well as to the impairment charge recognized during the period. In addition, advertising and promotional expense related to the retail segment increased by approximately $3.7 million during the three months ended December 31, 2011, attributable to promotions for certain of our new retail stores in Japan.

Wholesale

Income from operations for our wholesale segment increased $7.1 million, or 67.1%, to $17.8 million during the three months ended December 31, 2011, compared to $10.6 million for the three months ended January 1, 2011. Income from operations as a percentage of net sales for the wholesale segment increased 0.8% as a percentage of net wholesale sales to 11.5% during the three months ended December 31, 2011. This increase as a percentage of net sales was primarily the result of the increase in gross profit margin, as described in the gross profit discussion above, which offset increases to operating expenses related to the aforementioned equity compensation and professional fees during the three months ended December 31, 2011.

Licensing

Income from operations for our licensing segment increased $5.0 million, or 69.4%, to $12.1 million during the three months ended December 31, 2011, compared to $7.1 million for the three months ended January 1, 2011. Income from operations as a percentage of royalty revenue for the licensing segment increased 9.3% as a percentage of royalty revenue to 61.7% during the three months ended December 31, 2011. This increase was primarily the result of the aforementioned increase in sales of licensed products, while our operating expenses remained relatively fixed as compared to the prior comparable period.

Interest Expense

Interest expense remained relatively unchanged at $0.5 million for the three months ended December 31, 2011 and the three months ended January 1, 2011.

Foreign Currency Gain

Foreign currency gain during the three months ended December 31, 2011 was $2.2 million as compared to foreign currency gain of $2.4 million during the three months ended January 1, 2011. The decrease in income during the three months ended December 31, 2011 was primarily due to a decrease in the balances on intercompany loans with certain of our European subsidiaries, which are denominated in U.S. dollars.

Provision for Income Taxes

We recognized $27.3 million of income tax expense during the three months ended December 31, 2011, compared with $19.1 million for the three months ended January 1, 2011. Our effective tax rate for the three months ended December 31, 2011 was 41.2%, compared to 40.7% for the three months ended January 1, 2011. The increase in our effective tax rate resulted primarily due to an impairment charge recognized during the three months ended December 31, 2011, which was related to one of our non-U.S. subsidiaries whose losses yield no income tax benefits as it is not expected to be profitable in the near term. This increase in our effective tax rate was offset in part by decreases in statutory income tax rates applicable to certain of our non-U.S. subsidiaries, and in our U.S. blended state income tax rate.

Our effective tax rate may fluctuate from time to time due to the effects of changes in U.S. state and local taxes, tax rates in foreign jurisdictions, and certain other nondeductible expenses (such as fees related to a public offering) and income earned in certain non-U.S. entities with significant net operating loss carryforwards. In addition, factors such as the geographic mix of earnings, enacted tax legislation and the results of various global tax strategies, may also impact our effective tax rate in future periods.

Net Income

As a result of the foregoing, our net income increased $11.2 million, or 40.4%, to $39.0 million during the three months ended December 31, 2011, compared to $27.8 million for the three months ended January 1, 2011.

Comparison of the nine months ended December 31, 2011 with the nine months ended January 1, 2011

The following table details the results of our operations for the nine months ended December 31, 2011 and January 1, 2011 and expresses the relationship of certain line items to total revenue as a percentage (dollars in thousands):

	Nine Months Ended				% of Total Revenue the nine months	% of Total Revenue the nine months
	December 31, 2011	January 1, 2011	$ Change	% Change	ended December 31, 2011	ended January 1, 2011

Statement of Operations Data:
Net sales	$874,195	$531,264	$342,931	64.6%
Royalty revenue	48,069	32,072	15,997	49.9%

Total revenue	922,264	563,336	358,928	63.7%
Cost of goods sold	388,290	251,392	136,898	54.5%	42.1%	44.6%

Gross profit	533,974	311,944	222,030	71.2%	57.9%	55.4%
Selling, general and administrative expenses	334,199	196,819	137,380	69.8%	36.2%	34.9%
Depreciation and amortization	27,642	18,055	9,587	53.1%	3.0%	3.2%
Impairment of long-lived assets	3,292	2,838	454	16.0%	0.4%	0.5%

Total operating expenses	365,133	217,712	147,421	67.7%	39.6%	38.6%

Income from operations	168,841	94,232	74,609	79.2%	18.3%	16.7%
Interest expense, net	1,112	1,698	(586)	-34.5%	0.1%	0.3%
Foreign currency gain	(3,920)	(2,808)	(1,112)	39.6%	-0.4%	-0.5%

Income before provision for income taxes	171,649	95,342	76,307	80.0%	18.6%	16.9%
Provision for income taxes	67,897	40,209	27,688	68.9%	7.4%	7.1%

Net income	$103,752	$55,133	$48,619	88.2%

Total Revenue

Total revenue increased $358.9 million, or 63.7%, to $922.3 million for the nine months ended December 31, 2011, compared to $563.3 million for the nine months ended January 1, 2011. The increase was the result of an increase in our comparable and non-comparable retail store sales and wholesale sales, as well as increases in our royalty revenue.

The following table details revenues for our three business segments (dollars in thousands):

	Nine Months Ended				% of Total Revenue the nine months	% of Total Revenue the nine months
	December 31, 2011	January 1, 2011	$ Change	% Change	ended December 31, 2011	ended January 1, 2011
Revenue:
Net sales: Retail	$454,753	$248,706	$206,047	82.8%	49.3%	44.1%
Wholesale	419,442	282,558	136,884	48.4%	45.5%	50.2%
Licensing	48,069	32,072	15,997	49.9%	5.2%	5.7%

Total revenue	$922,264	$563,336	$358,928	63.7%

Retail

Net sales from our retail stores increased $206.0 million, or 82.8%, to $454.8 million for the nine months ended December 31, 2011, compared to $248.7 million for the nine months ended January 1, 2011. We operated 231 retail stores, including concessions, as of December 31, 2011, compared to 156 retail stores, including concessions, as of January 1, 2011. During the nine months ended December 31, 2011, our comparable store sales growth increased $99.2 million, or 40.4%, from the nine months ended January 1, 2011. The growth in our comparable store sales was primarily due to an increase in sales of our accessories line and watches during the nine months ended December 31, 2011. In addition, our non-comparable store sales were $106.8 million during the nine months ended December 31, 2011, which was primarily the result of opening 75 new stores since January 1, 2011.

Wholesale

Net sales to our wholesale customers increased $136.9 million, or 48.4%, to $419.4 million for the nine months ended December 31, 2011, compared to $282.6 million for the nine months ended January 1, 2011. The increase in our wholesale net sales occurred primarily as a result of increased sales of our accessories line during the nine months ended December 31, 2011, as well as our continued efforts to work with our wholesale partners to enhance our presence in their department and specialty stores by converting more doors to shop-in-shops, and working with existing retailers in optimizing our presence in their stores.

Licensing

Royalties earned on our licensing agreements increased $16.0 million, or 49.9%, to $48.1 million for the nine months ended December 31, 2011, compared to $32.1 million for the nine months ended January 1, 2011. The increase in royalties was primarily due to royalties earned on licensing agreements related to sales of watches.

Gross Profit

Gross profit increased $222.0 million, or 71.2%, to $534.0 million during the nine months ended December 31, 2011, compared to $311.9 million for the nine months ended January 1, 2011. Gross profit as a percentage of total revenue increased to 57.9% during the nine months ended December 31, 2011, compared to 55.4% during the nine months ended January 1, 2011. This increase in gross profit margin was primarily due to the growth in our retail net sales relative to our overall total revenue growth during the period, as our retail net sales generate higher gross profit margins relative to those of wholesale, as well as to an increase of approximately 240 basis points in gross profit margin generated from our wholesale segment. The increase in gross profit margin in our wholesale segment resulted largely from a decrease in markdown allowances during the nine months ended December 31, 2011, as compared to the nine months ended January 1, 2011, as well an increase in gross profit margin contribution from European wholesale sales which benefited from the revaluation of foreign currency exchange contracts during the nine months ended December 31, 2011.

Total Operating Expense

Total operating expenses increased $147.4 million, or 67.7%, to $365.1 million during the nine months ended December 31, 2011, compared to $217.7 million for the nine months ended January 1, 2011. Total operating expenses increased to 39.6% as a percentage of total revenue for the nine months ended December 31, 2011, compared to 38.6% for the nine months ended January 1, 2011. The components that comprise total operating expenses are explained below.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $137.4 million, or 69.8%, to $334.2 million during the nine months ended December 31, 2011, compared to $196.8 million for the nine months ended January 1, 2011. The dollar increase was primarily due to increases in our retail occupancy and salary costs of $69.2 million, increases in professional fees related to our IPO of approximately $5.2 million, increases in advertising and promotional costs of $6.4 million and increases in corporate employee-related costs of $49.6 million. The increase in our retail occupancy and payroll costs was due to the opening of an additional 65 retail stores during the nine months ended December 31, 2011. Advertising costs increased primarily due to our expansion into new markets during the nine months ended December 31, 2011, including domestic and international. The increase in our corporate employee-related costs was due primarily to the equity based compensation charge of approximately $20.0 million, as well as a $10.7 million charge related to the redemption of employee share options during our private placement in the second fiscal quarter of Fiscal 2012. The equity based compensation charge represented approximately $10.6 million of expenses related to periods prior to the nine months ended December 31, 2011, and $9.4 million of expenses related to the nine months ending December 31, 2011. Selling, general and administrative expenses as a percentage of total revenue increased to 36.2% during the nine months ended December 31, 2011, compared to 34.9% for the nine months ended January 1, 2011. The increase as a percentage of total revenue was primarily due to equity compensation expense recognized during the nine months ended December 31, 2011.

Depreciation and Amortization

Depreciation and amortization increased $9.6 million, or 53.1%, to $27.6 million during the nine months ended December 31, 2011, compared to $18.1 million for the nine months ended January 1, 2011. Dollar increases in depreciation and amortization were primarily due to the build-out of 65 new retail locations during this fiscal year as compared to 50 locations for the prior fiscal year, new shop-in-shop locations, and investments made in our information systems infrastructure to accommodate our growth. Depreciation and amortization decreased to 3.0% as a percentage of total revenue during the nine months ended December 31, 2011, compared to 3.2% for the nine months ended January 1, 2011.

Impairment on Long-Lived Assets

We recognized an impairment charge of approximately $3.3 million on fixed assets related to two of our retail locations during the nine months ended December 31, 2011. Impairment charges of $2.8 million for the nine months ended January 1, 2011, represented a write-off of fixed assets related to one of our retail locations.

Income from Operations

As a result of the foregoing, income from operations increased $74.6 million, or 79.2%, to $168.8 million during the nine months ended December 31, 2011, compared to $94.2 million for the nine months ended January 1, 2011. Income from operations as a percentage of total revenue increased to 18.3% during the nine months ended December 31, 2011, compared to 16.7% for the nine months ended January 1, 2011.

The following table details income from operations for our three business segments (dollars in thousands):

	Nine Months Ended				% of Net Sales/ Revenue for the nine months	% of Net Sales/ Revenue for the nine months
	December 31, 2011	January 1, 2011	$ Change	% Change	ended December 31, 2011	ended January 1, 2011
Income from operations:
Retail	$87,892	$46,487	$41,405	89.1%	19.3%	18.7%
Wholesale	50,523	31,855	18,668	58.6%	12.0%	11.3%
Licensing	30,426	15,890	14,536	91.5%	63.3%	49.5%

Income from operations	$168,841	$94,232	$74,609	79.2%

Retail

Income from operations for our retail segment increased $41.4 million, or 89.1%, to $87.9 million during the nine months ended December 31, 2011, compared to $46.5 million for the nine months ended January 1, 2011. Income from operations as a percentage of net retail sales for the retail segment increased approximately 0.6% as a percentage of new retail sales to 19.3% during the nine months ended December 31, 2011. The increase as a percentage of net sales was primarily due to a decrease in operating expenses as a percentage of net retail sales, the cost of which increased at a lesser rate than the rate of increase in net sales during the nine months ended December 31, 2011, the impact of which more than offset the additional expenses incurred during the period relating to equity compensation and professional fees as discussed above in selling, general and administrative expenses, as well as charges related to the impairment of long-lived assets.

Wholesale

Income from operations for our wholesale segment increased $18.7 million, or 58.6%, to $50.5 million during the nine months ended December 31, 2011, compared to $31.9 million for the nine months ended January 1, 2011. Income from operations as a percentage of net wholesale sales for the wholesale segment increased approximately 0.7% as a percentage of net wholesale sales to 12.0%. This increase was primarily the result of the aforementioned increase in gross profit margin as a percentage of net sales which more than offset the increase to operating expenses as a percentage of net wholesale sales during the nine months ended December 31, 2011 compared to the nine months ended January 1, 2011.

Licensing

Income from operations for our licensing segment increased $14.6 million, or 91.5%, to $30.4 million during the nine months ended December 31, 2011, compared to $15.9 million for the nine months ended January 1, 2011. Income from operations as a percentage of royalty revenue for the licensing segment increased approximately 13.8% as a percentage of revenue to 63.3%. This increase is primarily the result of the aforementioned increase in sales of licensed products, while our operating expenses remained relatively fixed during the nine months ended December 31, 2011, as compared to the nine months ended January 1, 2011.

Interest Expense

Interest expense decreased $0.6 million, or 34.5%, to $1.1 million during the nine months ended December 31, 2011, compared to $1.7 million for the nine months ended January 1, 2011. The decrease in interest expense was primarily due to the decrease in the average balance on our Credit Facility of approximately $3.9 million during the nine months ended December 31, 2011, as well as a decrease in interest rates experienced during the period.

Foreign Currency Gain

Foreign currency gain increased $1.1 million, or 39.6%, to $3.9 million during the nine months ended December 31, 2011, as compared to foreign currency gain of $2.8 million during the nine months ended January 1, 2011. The increase in gain during the nine months ended December 31, 2011 was primarily due to the strengthening of the U.S. dollar relative to the Euro, which impacted the re-measurement of intercompany loans with certain of our European subsidiaries, which are denominated in U.S. dollars. We expect the impact resulting from the re-measurement of these loans to diminish in future periods as certain of these intercompany loans were assumed by subsidiaries whose functional currency is the U.S. dollar, and as such are no longer subject to currency re-measurement.

Provision for Income Taxes

We recognized $67.9 million of income tax expense during the nine months ended December 31, 2011, compared with $40.2 million for the nine months ended January 1, 2011. Our effective tax rate for the nine months ended December 31, 2011 was 39.6%, compared to 42.2% for the nine months ended January 1, 2011. The decrease in our effective tax rate resulted primarily from the following: earnings related to certain of our non-U.S. subsidiaries, which are not expected to be profitable for Fiscal 2012; a decrease in statutory income tax rates applicable to certain of our non-U.S. subsidiaries; and a decrease in our U.S. blended state income tax rate. This decrease was offset in part by the impairment charge recognized during the third fiscal quarter, which yielded no income tax benefits.

Our effective tax rate may fluctuate from time to time due to the effects of changes in U.S. state and local taxes, tax rates in foreign jurisdictions, and certain other nondeductible expenses (such as fees related to a public offering) and income earned in certain non-U.S. entities with significant net operating loss carryforwards. In addition, factors such as the geographic mix of earnings, enacted tax legislation and the results of various global tax strategies, may also impact our effective tax rate in future periods.

Net Income

As a result of the foregoing, our net income increased $48.6 million, or 88.2%, to $103.8 million during the nine months ended December 31, 2011, compared to $55.1 million for the nine months ended January 1, 2011.

Liquidity and Capital Resources

Liquidity

Our primary sources of liquidity are the cash flows generated from our operations, along with borrowings available under our Credit Facility and available cash and cash equivalents. Our primary use of this liquidity is to fund our ongoing cash requirements, including working capital requirements, global retail store expansion and renovation, construction and renovation of shop-in-shops, investment in information systems infrastructure and expansion of our distribution and corporate facilities. We believe that the cash generated from our operations, together with borrowings available under our Credit Facility and available cash and cash equivalents, will be sufficient to meet our working capital needs for the next 12 months, including investments made and expenses incurred in connection with our store growth plans, systems development and store improvements. We expect to spend between approximately $95 million and $105 million on capital expenditures during Fiscal 2012, of which we have spent $56.8 million for the nine months ended December 31, 2011. The majority of these expected expenditures relate to new retail store openings planned for the year, with the remainder being used for investments in connection with developing new shop-in-shops, build-out of our new warehouse, corporate offices and enhancing our information systems infrastructure.

The following table sets forth key indicators of our liquidity and capital resources (in thousands):

	As of
	December 31, 2011	April 2, 2011
Balance Sheet Data:
Cash and cash equivalents	$105,668	$21,065
Working capital	$231,088	$117,673
Total assets	$590,359	$399,495
Revolving line of credit	$15,539	$12,765

	Nine Months Ended
	December 31, 2011	January 1, 2011
Cash Flows Provided By (Used In):
Operating activities	$117,348	$107,927
Investing activities	(56,798)	(34,771)
Financing activities	25,086	(39,847)
Effect of exchange rate	(1,033)	557

Net increase (decrease) in cash and cash equivalents	$84,603	$33,866

Cash Provided by Operating Activities

Cash provided by operating activities increased $4.7 million to $117.3 million during the nine months ended December 31, 2011, as compared to $112.6 million for the nine months ended January 1, 2011. The increase in cash flows from operating activities is primarily due to an increase in our net income, offset, in part, by a decrease in changes to our accounts receivable and an increase in cash outflows on our inventory during the nine months ended December 31, 2011 as compared to the nine months ended January 1, 2011. The decrease in the change to our accounts receivable was largely the result of cash received during the nine months ended January 1, 2011, which was related to sales billed late in our 2010 fiscal year. The increase in cash outflows on our inventory occurred primarily to accommodate the increase to our net sales for the nine months ended December 31, 2011.

Cash Used in Investing Activities

Net cash used in investing activities increased $17.3 million to $56.8 million during the nine months ended December 31, 2011, as compared to $34.8 million during the nine months ended January 1, 2011. The increase in cash used in investing activities is primarily the result of the build-out of our new retail stores, which were constructed during the nine months ended December 31, 2011, and shop-in-shops we installed during the nine months ended December 31, 2011.

Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $25.1 million in the nine months ended December 31, 2011, compared to net cash used in financing activities of $39.8 million during the nine months ended January 1, 2011. The $64.9 million increase in cash flows from financing activities was primarily due to the net borrowings on our Credit Facility of $2.8 million during the nine months ended December 31, 2011, as compared to net repayments of $35.3 million during the nine months ended January 1, 2011. In addition, we received net proceeds from the private placement of our convertible preference shares, completed in July 2011, of $9.6 million, as well as $5.4 million from the exercise of employee share options.

Revolving Credit Facility

On September 15, 2011, we completed an amendment to our Credit Facility, which was originally entered into during Fiscal 2007. Pursuant to such amendment, the Credit Facility provides for up to $100.0 million of borrowings, and expires on September 15, 2015. The agreement also provides for loans and letters of credit to our European subsidiaries of up to $35.0 million. All other terms and conditions under the Credit Facility remained consistent with the original agreement. The Credit Facility provides for aggregate credit available equal to the lesser of (i) $100.0 million, or (ii) the sum of specified percentages of eligible receivables and eligible inventory, as defined, plus $30.0 million. Amounts outstanding under the Credit Facility are collateralized by substantially all of our assets. The Credit Facility contains financial covenants limiting our capital expenditures to $110.0 million for any one fiscal year plus additional amounts as permitted, and a minimum fixed charge coverage ratio of 2.0 to 1.0 (with the ratio being EBITDA plus consolidated rent expense to the sum of fixed charges plus consolidated rent expense), restrict and limit additional indebtedness, and restrict the incurrence of additional liens and cash dividends. As of the nine months ended December 31, 2011, we were in compliance with all of our covenants covered under the agreement.

Borrowings under the Credit Facility accrue interest at the rate per annum announced from time to time by the agent of 1.25% above the prevailing applicable prime rate, or at a per annum rate equal to 2.25% above the prevailing LIBOR rate. The weighted average interest rate for the revolving credit facility was 4.07% during the nine months ended December 31, 2011. The Credit Facility requires an annual facility fee of $0.1 million, and an annual commitment fee of 0.35% on the unused portion of the available credit under the Credit Facility, payable quarterly.

As of the December 31, 2011, the amount outstanding under the Credit Facility was $15.5 million, and the amount available for future borrowings was $46.6 million. The largest amount borrowed during the nine months ended December 31, 2011 was $34.8 million. At December 31, 2011, there were documentary letters of credit outstanding for approximately $24.7 million, and stand-by letters of credit of $11.1 million.

Contractual Obligations and Commercial Commitments

As of December 31, 2011, our lease commitments and contractual obligations were as follows (in thousands):

Fiscal year ending	Remainder of Fiscal 2012	Fiscal 2013-2014	Fiscal 2015-2016	Fiscal 2017 and Thereafter	Total
Operating leases	$14,488	$116,675	$118,128	260,392	$509,683
Credit Facility	—	—	15,539	—	15,539

	$14,488	$116,675	$133,667	$260,392	$525,222

Operating lease obligations represent the minimum lease rental payments under non-cancelable operating leases for our real estate locations globally. In addition to the above amounts, we are typically required to pay real estate taxes, contingent rent based on sales volume and other occupancy costs relating to our leased properties for our retail stores.

Credit Facility represents the balance as of December 31, 2011, which although it has a maturity date of September 15, 2015, is classified as a current liability on our consolidated balance sheets due to its revolving nature. In addition, interest on the Credit Facility is excluded from the above table as the amount due in future periods is unknown based on its revolving nature.

Excluded from the above commitments is $2.3 million of long-term liabilities related to uncertain tax positions, due to the uncertainty of the time and nature of resolution.

The above table also excludes amounts included in current liabilities in our consolidated balance sheet as of December 31, 2011, as these items will be paid within one year, and non-current liabilities that have no cash outflows associated with them (e.g., deferred taxes).

We do not have any long-term purchase obligations that represent firm commitments at December 31, 2011.

Research and Development, Patents and Licenses, etc.

We do not conduct research and development activities.

Off-Balance Sheet Arrangements

We have not created, and are not affiliated with, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any off-balance sheet arrangements or relationships with entities that are not consolidated into our financial statements that have or are reasonably likely to have a material current or future effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Recent Accounting Pronouncements

We have considered all new accounting pronouncements and have concluded that there are no new pronouncements that have a material impact on our results of operations, financial condition or cash flows based on current information.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks during the normal course of our business, such as risk arising from fluctuations in foreign currency exchange rates, as well as fluctuations in interest rates. In attempts to manage these risks, we employ certain strategies to mitigate the effect of these fluctuations. Currently we enter into foreign currency forward contracts to manage our foreign currency exposure to the fluctuations of certain foreign currencies. The use of these instruments helps to manage our exposure to our foreign purchase commitments and better control our product costs. Other than these purchase commitments, we do not use these foreign exchange contracts for any other purposes. In addition, we do not use derivatives for speculative purposes.

Foreign Currency Exchange Risk

We are exposed to risks on certain purchase commitments to foreign suppliers based on the value of the functional currency relative to the local currency of the supplier on the date of the commitment. As such, we enter into forward currency contracts that generally mature in 18 months or less and are consistent with the related purchase commitments. These contracts are recorded at fair value in our consolidated balance sheets as either an asset or liability. Although these are derivative contracts to hedge cash flow risks, we do not designate these contracts as hedges for accounting purposes. Accordingly, the changes in the fair value of these contracts at the balance sheet date and upon maturity (settlement) are recorded in our cost of sales or operating expenses, in our consolidated statement of operations, as applicable to the transactions for which the forward exchange contracts were established.

We perform a sensitivity analysis to determine the effects of fluctuations in foreign currency exchange rates. For this sensitivity analysis, we assume a hypothetical change in foreign exchange rates against the U.S. dollar. Based on all foreign currency exchange contracts outstanding as of December 31, 2011, a 10% devaluation of the U.S. dollar compared to the level of foreign currency exchange rates for currencies under contract as of December 31, 2011 would result in a decrease of approximately $3.7 million of net unrealized foreign currency loss. Conversely, a 10% appreciation of the U.S. dollar would result in an increase of approximately of $3.9 million of net unrealized gains.

Interest Rate Risk

We are exposed to interest rate risk in relation to our Credit Facility, the balance of which was $15.5 million at December 31, 2011. Our Credit Facility carries interest rates that are tied to LIBOR and the prime rate, and therefore our statements of operations and cash flows are exposed to changes in interest rates. A one percentage point increase in either the prime rate or LIBOR would cause an increase to the interest expense on our Credit Facility of approximately $0.2 million. The balance of our Credit Facility at December 31, 2011 is not indicative of future balances that may be subject to fluctuations in interest rates.